UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission file number: 001-40231

Universe Pharmaceuticals INC

265 Jingjiu Avenue
Jinggangshan Economic and Technological Development Zone
Ji’an, Jiangxi, China 343100
+86-0796-8403309
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

In connection with the 2025 Annual General Meeting of Shareholders of Universe Pharmaceuticals INC, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Notice and Proxy Statement of 2025 Annual General Meeting of Shareholders, dated July 29, 2025, to be mailed to the shareholders of the Company in connection with the 2025 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2025 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Universe Pharmaceuticals INC.

Date: July 29, 2025	By:	/s/ Gang Lai
Gang Lai
Chief Executive Officer

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